SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

New Facility Investment

On July 25, 2017, the Board of Directors of LG Display resolved to invest Won 7.8 trillion in building new facilities in Paju, Korea, which would be used for the production of large-sized as well as small- and medium-sized OLED panels. The investment is expected to enable the Company to better respond to market demand for OLED panels and help strengthen its manufacturing competitiveness. The project is scheduled to begin in the third quarter of 2017 and continue until the second quarter of 2019. The final completion date is subject to change depending on market conditions and the Company’s internal schedule.

Decision to Acquire Shares or Investment Certificates of Other Corporations

On July 25, 2017, the Board of Directors of LG Display resolved to establish a joint venture in China with the government of Guangzhou to manufacture OLED panels, subject to the Korean government’s approval. The gross capital of the joint venture is expected to be RMB 15.6 billion (approximately Won 2,578,524,000,000) and the Company’s acquisition cost is expected to be approximately Won 1,804,966,800,000, with the Company expected to have 70% ownership of the joint venture (the gross capital and acquisition cost are based on the currency exchange rate as of July 25, 2017, and are subject to change). The joint venture will be structured as an affiliate of the Company, and is expected to help improve the Company’s capacity to manufacture large-sized OLED panels. The name, representative, percentage of shareholding and acquisition cost of the joint venture are not final as of this date and the Company will make a public announcement once they are finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: July 25, 2017	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division